Mail Stop 4561

October 26, 2006

By U.S. Mail and Facsimile to (610) 369-6349

Mr. Gary L. Rhoads
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

>   **Re: National Penn Bancshares, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 14, 2006**
>   **File No. 000-22537-01**

Dear Mr. Rhoads:

      We have reviewed your response dated October 20, 2006, and have the following additional comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Income, page 55

1. Please refer to prior comment 1. Please represent to us that in your presentation of your five year historical selected financial data, you will separately present your total net income and net income from continuing operations, and the related per share amounts, in order to emphasize the significance of the contribution of your discontinued operations to your earnings per share.

*   *   *

As appropriate, please revise your future filings, beginning with the Form 10-K for the period ending December 31, 2006, and respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please provide us with your response to our comment along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Margaret Fitzgerald, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant